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SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 3)

Group 1 Automotive, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

398905109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-(c)

☐    Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 398905109	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON* HC, OO

CUSIP NO. 398905109	13G	Page 3 of 6 Pages

Item 1        (a)    Name of Issuer:
Group 1 Automotive, Inc.

(b)    Address of Issuer's Principal Executive Offices:
800 Gessner
Suite 500
Houston, TX 77024

Item 2        (a)    Name of Filer:
Allianz Global Investors U.S. Holdings LLC (“AGI US Holdings”)

(b)    Filer's Address of Principal Business Office:
AGI US Holdings: 680 Newport Center Drive, Suite 250, Newport Beach, CA 92660

(c)    Filer's Citizenship:
Delaware

(d)    Title of Class of Securities:
Common Stock

(e)    CUSIP Number:
398905109

CUSIP NO. 398905109	13G	Page 4 of 6 Pages

Item 3    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ___________________________________________________________.

Item 4        Ownership.

(a)	Amount beneficially owned: 1,112,455

(b)	Percent of Class: 4.6%

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote:

NFJ Investment Group LLC: 878,197
Allianz Global Investors GmbH: 169,496
Allianz Global Investors U.S. LLC: 22,705

(ii)    Shared power to vote: 0

(iii)    Sole power to dispose or direct the disposition of:

NFJ Investment Group LLC: 891,497
Allianz Global Investors GmbH: 190,933
Allianz Global Investors U.S. LLC: 30,025

(iv)    Shared power to dispose or direct the disposition of: 0

CUSIP NO. 398905109	13G	Page 5 of 6 Pages

Each of the entities named in this Item 4 (collectively, the “AGI Advisers”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and a directly or indirectly wholly-owned subsidiary of AGI US Holdings, except that Allianz Global Investors GmbH, an affiliate (but not a subsidiary) of AGI US Holdings, is a non-U.S. institution as described in Item 3(j).

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which an AGI Adviser is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to an AGI Adviser investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, AGI US Holdings treats the AGI Adviser as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, each AGI Adviser reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement. As a result, each AGI Adviser may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act. Because AGI US Holdings is the parent holding company of the AGI Advisers that are its subsidiaries, it may be deemed to beneficially own the securities held by those AGI Advisers’ clients or accounts.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned, or deemed to be beneficially owned, by certain subsidiaries and affiliates of AGI US Holdings. It does not include securities, if any, beneficially owned by subsidiaries or affiliates of AGI US Holdings whose ownership of securities is disaggregated from that of AGI US Holdings and the AGI Advisers in accordance with that release.

AGI US Holdings and the AGI Advisers believe that they do not constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by any of them or by any persons or entities for whom or for which any AGI Adviser provides investment management services. Each of AGI US Holdings and the AGI Advisers also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

Securities held by Allianz Global Investors Europe GmbH (“AGI Europe”) were included in the prior amendment to this Schedule 13G, which reported holdings as of December 31, 2013.  AGI Europe changed its name to Allianz Global Investors GmbH on November 28, 2014 (hereinafter referred to as “AGI GmbH”).  Therefore, any securities that were referenced as held by AGI Europe in the prior amendment to this 13G are reported as held by AGI GmbH in this Schedule 13G.

Securities held by Allianz Global Investors France S.A. (“AGI France”) were included in the prior amendment to this Schedule 13G, which reported holdings as of December 31, 2013.  On July 21, 2014, AGI France merged with and into AGI GmbH.  Therefore, any securities that were held by AGI France before the merger are now held by AGI GmbH and are reported as held by AGI GmbH in this Schedule 13G.

Item 5        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

See Item 4. Each client of an AGI Adviser named in this Schedule 13G has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

CUSIP NO. 398905109	13G	Page 6 of 6 Pages

Item 7        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Items 3 and 4.

Item 8        Identification and Classification of Members of the Group.

Not Applicable.

Item 9        Notice of Dissolution of Group.

Not Applicable.

Item 10     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2015

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Paul Koo
Director